Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rancher Energy Corp.:

We consent to the use of our report dated June 29, 2007, with respect to the carve out balance sheets of South Cole Creek and South Glenrock operations as of December 21, 2006 and December 31, 2005, and the related carve out statements of operations, changes in owner’s net investment, and cash flows for the period from January 1, 2006 to December 21, 2006, the year ended December 31, 2005 and the period from September 1, 2004 to December 31, 2004, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Billings, Montana
September 7, 2007